UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

(X)	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2010

OR

( )	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 002-26821

A.  Full Title of Plan:  Brown-Forman Winery Operations Savings Plan

B.  Name of Issuer of the Securities held Pursuant to the Plan and the Address of its Principal Executive Office:

Brown-Forman Corporation

850 Dixie Highway

Louisville, Kentucky  40210

Brown-Forman Winery Operations Savings Plan
Index
December 31, 2010 and 2009

Page(s)

Report of Independent Registered Public Accounting Firm	2

Financial Statements

Statements of Net Assets Available for Benefits,
December 31, 2010 and 2009	3

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2010	4

Notes to Financial Statements	5-13

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2010	14
Signatures	15

Consent of Independent Registered Public Accounting Firm	16

Note: Other schedules required by Section 2520.103-10 of the Department of Labor's
Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

PricewaterhouseCoopers LLP
500 W. Main Street
Suite 1800
Louisville, KY  40202
Telephone (502) 589-6100
Facsimile (502) 585-7875

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Brown-Forman Winery Operations Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Brown-Forman Winery Operations Savings Plan (the “Plan”) at December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held at End of Year) at December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
Louisville, Kentucky
June 29, 2011

Brown-Forman Winery Operations Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2010 and 2009

	2010	2009
Investments, at fair value	$ 13,481,251	$ 13,788,772

Employer contributions receivable	44,681	48,867

Participant contributions receivable	21,306	19,959

Notes receivable from participants	469,324	617,447

Net assets available for benefits at fair value	14,016,562	14,475,045

Adjustment from fair value to contract value for
interest in collective trust relating to fully
benefit-responsive investment contracts	(17,360)	46,789

Net assets available for benefits	$ 13,999,202	$ 14,521,834

The accompanying notes are an integral part of the financial statements.

Brown-Forman Winery Operations Savings Plan
Statement of Changes In Net Assets Available for Benefits
Year Ended December 31, 2010

Additions
Contributions
Employer	$ 516,878
Participants	665,193

1,182,071

Interest income	30,520
Dividend income	155,010
Net appreciation in investments	1,157,263
Interest income on notes receivable from participants	31,267

Total additions	2,556,131

Deductions
Benefit payments	3,056,727
Administrative expenses	2,593
Transfers to other plans	19,443

Total deductions	3,078,763

Net decrease	(522,632)

Net assets available for benefits
Beginning of year	14,521,834

End of year	$ 13,999,202

The accompanying notes are an integral part of the financial statements.

Brown-Forman Winery Operations Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

1.	Description of Plan

The sponsor of the Brown-Forman Winery Operations Savings Plan (the Plan), Brown-Forman Corporation (the Company or the Sponsor), is a diversified producer and marketer of fine quality consumer products in domestic and international markets. The Sponsor's operations include the production, importing, and marketing of wines and distilled spirits.

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the plan agreement for more complete information.

General

The Plan is a defined contribution plan covering all eligible employees of Fetzer Vineyards, all eligible employees of Jekel Vineyards, and all eligible employees of Sonoma Cutrer Vineyards (collectively, the Companies) who are not members of a collective bargaining unit. An employee becomes eligible to participate in the Plan on their employment commencement date. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Non-highly compensated employees may contribute to the Plan an amount of not less than 1% nor more than 50% of their annual compensation.  For the years ended December 31, 2010 and 2009, highly compensated employees could contribute between 1% and 16% of their annual compensation.    Employee contributions are not to exceed the Section 402(g) Internal Revenue Code (the IRC) limitation for the calendar year of $16,500 for both 2010 and 2009.  Newly hired employees and employees who have not completed a salary reduction form will be automatically enrolled in the plan at a 3% effective deferral of their compensation unless they indicate a desire not to make contributions or elect to enroll at a different percentage.  New employees may transfer assets from their former employers' qualified plans to the Plan.

Eligible participants who have attained age 50 before the close of the plan year may make catch-up contributions in an amount from 1% to 50% of the employee’s compensation, subject to the limitations of the IRC.

Participants are eligible to receive the Companies' matching contributions on the employee's employment commencement date.  The Companies' matching contribution is equal to 100% of the participant's elective contribution up to 5% of the participant's annual compensation.

Each participant's account is credited with the participant's contribution on a semi-monthly basis and an allocation of (i) the Companies' matching contribution on a monthly basis, and (ii) plan earnings on a daily basis.  Participants that are paid bi-weekly shall have their accounts credited with the participants’ contributions on a bi-weekly basis.  The total annual contributions, as defined by the Plan, credited to a participant’s account in a plan year may not exceed the lesser of (i) $49,000, or (ii) 100% of the participant’s compensation in the plan year.

Participants can allocate contributions among various investment options in 1% increments. The Plan currently offers participants several different investment choices, including mutual funds, a common collective trust fund, an asset allocation fund, and Brown-Forman Corporation Class B common stock in the ESOP component of the Plan.

Brown-Forman Winery Operations Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

During 2010, the Plan recorded $54,555 of contributions that should have been recognized as a participant contribution receivable as of December 31, 2009 as an out of period adjustment.  Had the contribution receivable been recorded during 2009, net assets available for benefits and employer contributions would have been $54,555 higher as of December 31, 2009.  We believe the impact of this matter is insignificant to the Plan financial statements for both 2009 and 2010.

Vesting

Participants are immediately vested in their employee contributions plus actual earnings thereon. Vesting in the Companies' contributions and earnings thereon is 25% per year of continuous service with the Company. Participants will become 100% vested in their Company contributions account in case of death, normal retirement, or total and permanent disability.

Withdrawals

Upon termination of service, a participant can elect to transfer his vested interest in the Plan to the qualified plan of his new employer, roll over his funds into an Individual Retirement Account (IRA), or receive his vested interest in the Plan in a lump-sum amount or in the form of installment payments over a period of time not to exceed his life expectancy. Withdrawals of investments in Brown-Forman Class B common stock may be taken in the form of Brown-Forman Class B common stock or cash. If the vested account balance is $1,000 or less, an automatic lump sum distribution will be made.  If the vested account balance is greater than $1,000 up to $5,000, and the participant does not direct otherwise, it will be rolled over into an IRA with Fidelity Management Trust Company (Fidelity), the trustee and record keeper as described in the Plan.  In the event of death, the participant's beneficiary will receive the vested interest in a lump-sum payment or in the form of an installment payment. A participant can elect an in-service distribution at age fifty-nine and a half.  A participant may also withdraw their vested interest in the case of financial hardship under guidelines promulgated by the Internal Revenue Service.  The participant’s contributions shall be suspended for six months after the receipt of a hardship distribution.

Notes Receivable from Participants

A participant may request permission from the plan administrator to borrow a portion of such participant’s vested accrued benefit under the Plan. Loans shall be limited to the lesser of $50,000 or 50% of the vested account balance. Loans must bear a reasonable rate of interest, be collateralized, and be repaid within five years. Interest rates are fixed and are equal to the prime rate plus one percent as determined by the prime rate in effect during the month prior to the loan.  Participants do not share in the earnings from the Plan’s investments to the extent of any outstanding loans, except that the interest paid on such loans is allocated directly to the applicable participant’s account.

Forfeited Accounts

Forfeited balances of terminated participants' non-vested accounts are used first to reinstate previously forfeited account balances of re-employed participants, if any, and the remaining amounts are added to the Companies' contribution and allocated to eligible participants as defined by the Plan agreement. The forfeited balances totaled $259 at both December 31, 2010 and 2009.  No forfeited balances were used in 2010 or 2009 to reinstate previously forfeited account balances of re-employed participants or allocated to eligible participants.

Brown-Forman Winery Operations Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value.  The Plan defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or more advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

Registered Investment Companies:
Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end based on the quoted market value of the underlying assets.

Common Stock:
The Brown-Forman Corporation Stock Fund, a unitized employer stock fund, is comprised of Brown-Forman Corporation Class B shares, which are valued at the quoted closing market price, and a cash component.  The value of a unit reflects the combined market value of the underlying Sponsor stock and market value of the short-term cash position.  Effective September 1, 2010, the Brown-Forman Class B Company Stock Fund was converted to a participant directed Employee Stock Ownership Plan (ESOP) and renamed the Brown-Forman Class B Company Stock Fund (ESOP). The conversion of the Company Stock Fund to an ESOP gives participants the option of having cash dividends payable on shares of Brown-Forman – Class B common stock held in the ESOP (“Shares”) either paid directly to the participant in cash or reinvested in the ESOP. The Company Stock Fund was converted from a unitized stock fund to a real-time traded fund and is comprised of Brown-Forman Corporation Class B common shares, which are valued at the quoted closing market price.

Common Collective Trust:
The Plan's interest in the Fidelity Managed Income Portfolio (a common collective trust) is valued at the net asset value per unit as determined by the collective trust as of the valuation date, which approximates fair value.  The underlying assets primarily consist of fixed income securities or bond funds.  They are valued on the basis of the relative interest of each participating investor at the fair value of the underlying assets.  Redemptions made to another investment option by a participant may be made on any business day, provided the exchange is not directed into a competing fund (money market fund or other fixed income funds).  Transferred amounts must be held in a non-competing investment option for 90 days before subsequent transfers to a competing fund can occur.  The investment may be subject to redemption restrictions, at the trustee's discretion, to the extent it is determined such actions would disrupt management of the fund.

Investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in investment contracts through a common collective trust.  Contract value represents contributions and reinvested income, less any withdrawals plus accrued interest. Fair value represents the net asset value of the underlying assets of the common collective trust.  As required, the statement of net assets available for benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts.  The statement of changes in net assets available for benefits is prepared on a contract value basis.

Brown-Forman Winery Operations Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

Certain events could limit the ability of the Plan to transact at contract value with the financial institution issuers.  Specifically, withdrawals or investment exchanges prompted by an employer-initiated event, such as withdrawals resulting from the sale of a division of the Plan Sponsor of a participating Plan, a corporate layoff or early retirement program, change(s) in the investment options of a participating Plan, or termination or partial termination of a participating Plan, may be paid at fair value, which may be less than contract value, or may be subject to a contract charge or penalty.

Money Market Fund:
The Plan's interest in the Retirement Money Market Portfolio (money market fund) is valued at the net asset value per unit as determined by the collective trust as of the valuation date, which approximates fair value.  The Retirement Money Market Portfolio is a fund of the Fidelity Money Market Trust (the "Trust") and is authorized to issue a number of shares.  The Trust is registered under the Investment Company Act of 1940 as an open ended management investment company.  There are no unfunded commitments with respect to this investment, however, the investment may be subject to redemption  restrictions, at the trustee's discretion, to the extent it is determined such actions would disrupt management of the fund.

The Plan presents in the accompanying statement of changes in net assets available for benefits the net appreciation or depreciation in the value of its investments which consists of the realized gains or losses, the unrealized appreciation or depreciation on those investments, and capital gains distributions.

Purchases and sales of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date.  Interest income is recorded on the accrual basis.

Notes Receivable from Participants

Notes receivable from participants are valued at the outstanding principal balance plus accrued interest.

Recent Accounting Pronouncements

For the year ending December 31, 2010, the Plan adopted the FASB’s Accounting Standards Update ("ASU") 2010-25 which requires that participant loans be classified as notes receivable from participants and segregated from plan investments for purposes of generally accepted accounting principles and measured at unpaid principal balance plus any accrued but unpaid interest. The Plan adopted ASU 2010-25 for the year ended December 31, 2010 and applied the guidance retrospectively as required.

In January 2010, the Financial Accounting Standards Board ('FASB") issued Accounting Standards Update ("ASU") No. 2010-06, Fair Value Measurements and Disclosures - Improving Disclosures about Fair Value Measurements.  This update requires: (i) separate disclosure of significant transfers between Level 1 and Level 2 and reasons for the transfers; (ii) disclosure, on a gross basis, of purchases, sales, issuances, and net settlements within Level 3; (iii) disclosures by class of assets and liabilities; and (iv) a description of the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements.  This ASU is effective for reporting periods beginning after December 15, 2009, except for the Level 3 disclosure requirements, which will be effective for fiscal years beginning after December 15, 2010.  The adoption of this ASU did not have a material effect on the Plan's financial statements.

Brown-Forman Winery Operations Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (Topic 820) -- Fair Value Measurement, to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards.  ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements.  ASU 2011-04 is effective for the Plan prospectively for the year ending December 31, 2012.  The Plan is currently evaluating the impact of pending adoption of ASU 2011-04 on its financial statements.

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period.  Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Payment of Benefits

Benefits are recorded when paid.

Subsequent Events

The Plan has evaluated subsequent events through the date the financial statements were issued on June 29, 2011. On April 15, 2011, Brown-Forman Corporation sold Fetzer Vineyards to Viña Concha y Toro S.A. Due to the large reduction in the work force, the Plan experienced a partial-plan termination. All affected participants became 100% vested in the Company's contributions on the sale date. As a result, subsequent to December 31, 2010, the Plan vested $55,635 of Plan assets that were still included in the Plan participant accounts at December 31, 2010.

Brown-Forman Winery Operations Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

3.	Investments

The Plan's investments are held by a custodian trust company. The following table presents the fair value of investments with investments that represent 5% or more of Plan net assets at one or both year ends separately identified.

	December 31,
	2010		2009
	Number of		Number of
	Shares, Units		Shares, Units
	or Principal		or Principal
	Amount	Fair Value	Amount	Fair Value

Investments at fair value:
Fidelity Money Market Trust
Retirement Money Market Portfolio	1,588,758	$ 1,588,758	2,363,785	$ 2,363,785
Fidelity Managed Income Portfolio	2,117,800	2,135,160	2,562,963	2,516,174
Fidelity Growth Company Fund	21,866	1,818,179	21,597	1,489,753
Brown-Forman Corporation Class B
common stock	11,155	777,585	12,609	675,479
PIMCO Total Return Fund	114,531	1,242,664	99,093	1,070,208
Fidelity Freedom 2020	60,526	834,654	44.734	561,410
Massachusetts Financial Services Value Fund R4	68,835	1,570,118	74,775	1,553,074
Other investments individually less than 5%	224,641	3,514,133	259,308	3,558,889

		$ 13,481,251		$ 13,788,772

During 2010, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated in value as follows:

Mutual funds	$ 981,060
Brown-Forman Corporation Class B common stock	176,203

$ 1,157,263

Brown-Forman Winery Operations Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

4.	Tax Status

The Internal Revenue Service has determined, and informed the Companies by a letter dated April 16, 2003, that the Plan and related trust are designed in accordance with the applicable sections of the IRC.  The Plan has been amended since receiving the determination letter.  However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

5.	Plan Termination

Although they have not expressed any intent to do so, the Companies have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

6.	Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity.  Fidelity is the trustee as described in the Plan and, therefore, these transactions qualify as party-in-interest transactions.

Certain administrative costs incurred by the Plan are paid by the Sponsor.  Participant recordkeeping fees were waived by Fidelity.   In addition, other administrative services are provided by the Sponsor but not charged to the Plan.  Administrative expenses totaled $2,593 in 2010.

Certain participants of the Plan transferred their participation to other defined contribution plans sponsored by the Company.  As a result, $19,443 of plan assets were transferred from the Plan during 2010.

Through August 31, 2010, the Plan included an investment option for Brown-Forman Corporation Class B Common Stock Fund. This was a unitized stock fund comprised of Brown-Forman Corporation Class B common shares and a cash component. The participants of the Plan, as well as participants in other Sponsor plans, could invest in this employer stock fund. During 2010, purchases and sales of $167,256 and $187,636 of Brown-Forman Corporation Class B common stock, respectively, were made by the employer stock fund for the Plan. Effective September 1, 2010 participants of the Plan were eligible to invest in Brown-Forman Class B common stock through the ESOP. During 2010, purchases and sales of $110,075 and $1,262 of Brown-Forman Corporation Class B common stock, respectively, were made from the ESOP by the Plan.

Brown-Forman Winery Operations Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

7.	Fair Value Measurements

The fair values of assets and liabilities are categorized into three levels based upon the assumptions (inputs) used to determine those values.  Level 1 provides the most reliable measure of fair value, while Level 3 generally requires significant management judgment.

Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs.  A description of the valuation methodologies used for assets measured at fair value is included in Note 2.  Fair value guidance establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value.  The hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).  The three levels of the fair value hierarchy are described as follows:

Level 1 —Quoted prices in active markets for identical assets. The Plan’s investments with active markets include its investment in Brown-Forman Corporation Class B common stock as well as its investments in mutual funds which are reported at fair value utilizing Level 1 inputs. For these investments, quoted current market prices are readily available.

Level 2 — Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets in active markets; quoted prices for identical or similar assets in markets that are not active; or inputs other than quoted prices that are observable, or that are derived principally from or corroborated by observable market data by correlation or other means for substantially the full term of the assets. The Plan has concluded that the investments in the common collective trust and money market funds represent a Level 2 valuation.

Level 3 — Unobservable inputs (i.e. projections, estimates, interpretations, etc.) that are supported by little or no market activity and that are significant to the fair value of the asset.  There are no investments in the Plan that represent a level 3 valuation.

Brown-Forman Winery Operations Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

The following table represents the Plan’s fair value hierarchy for its financial assets measured at fair value on a recurring basis as of December 31, 2010:

	Fair Value Measurements at December 31, 2010
		Quoted Market	Significant
		Prices in Active	Other	Significant
		Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Mutual funds:
Large cap	$ 3,661,521	$ 3,661,521	$ -	$ -
Mid cap	502,174	502,174	-	-
Small cap	110,506	110,506	-	-
International	636,633	636,633	-	-
Blended fund	2,826,250	2,826,250	-	-
Income	1,242,664	1,242,664	-	-
Total mutual funds	8,979,748

Brown-Forman Corporation Class B common stock	777,585	777,585	-	-
Money market fund	1,588,758	-	1,588,758	-
Common collective trust fund	2,135,160	-	2,135,160	-
Total Investments	$ 13,481,251	$ 9,757,333	$ 3,723,918	$ -

The following table represents the Plan’s fair value hierarchy for its financial assets measured at fair value on a recurring basis as of December 31, 2009:

	Fair Value Measurements at December 31, 2009
		Quoted Market	Significant
		Prices in Active	Other	Significant
		Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Mutual funds:
Large cap	$ 3,375,894	$ 3,375,894	$ -	$ -
Mid cap	385,930	385,930	-	-
Small cap	153,616	153,616	-	-
International	650,386	650,386	-	-
Blended fund	2,584,572	2,584,572	-	-
Income	1,070,208	1,070,208	-	-
Total mutual funds	8,220,606

Brown-Forman Corporation Class B common stock	675,479	675,479	-	-
Money market fund	2,376,513	-	2,376,513	-
Common collective trust fund	2,516,174	-	2,516,174	-
Total Investments	$ 13,788,772	$ 8,896,085	$ 4,892,687	$ -

Brown-Forman Winery Operations Savings Plan
Plan #20 EIN #61-0143150
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2010

		Description of Investment Including
Identity of Issue, Borrower,		Maturity Date, Rate of Interest,		Current
Lessor or Similar Party		Collateral, Par or Maturity Value	Cost***	Value

	Janus Enterprise Fund	4,070 Mutual fund shares		$ 240,540
	PIMCO Total Return Fund	114,531 Mutual fund shares		1,242,664
	Royce Low Priced Stock Fund	6,032 Mutual fund shares		110,506
	Hartford Capital Appreciation	1,010 Mutual fund shares		42,779
*	Massachusetts Financial Services Value Fund R4	68,835 Mutual fund shares		1,570,118
*	Fidelity Growth Company Fund	21,866 Mutual fund shares		1,818,179
*	Fidelity Low Priced Stock Fund/K	6,377 Mutual fund shares		244,609
*	Fidelity Diversified International Fund/K	19,519 Mutual fund shares		587,912
*	Fidelity Freedom Income	72 Mutual fund shares		808
*	Fidelity Freedom 2000	20 Mutual fund shares		240
*	Fidelity Freedom 2010	17,199 Mutual fund shares		233,741
*	Fidelity Freedom 2020	60,526 Mutual fund shares		834,654
*	Fidelity Freedom 2030	36,648 Mutual fund shares		504,638
*	Fidelity Freedom 2040	49,565 Mutual fund shares		397,015
*	Fidelity Freedom 2015	14,657 Mutual fund shares		166,211
*	Fidelity Freedom 2025	31,013 Mutual fund shares		357,268
*	Fidelity Freedom 2035	19,441 Mutual fund shares		222,989
*	Fidelity Freedom 2045	6,379 Mutual fund shares		60,535
*	Fidelity Freedom 2050	5,133 Mutual fund shares		48,151
*	Fidelity Money Market Trust
	Retirement Money Market Portfolio	1,588,758 Money market shares		1,588,758
*	Fidelity Managed Income Portfolio	2,117,800 Common collective trust fund units		2,117,800	**
*	Spartan U.S. Equity Index Fund	5,181 Mutual fund shares		230,445
*	PNC Mid Cap Value I	739 Mutual fund shares		9,347
*	Spartan International Index Fund	1,385 Mutual fund shares		48,721
*	Spartan Extended Market Index Fund	201 Mutual fund shares		7,678
*	Brown-Forman Corporation Class B
	common stock	11,155 Class B common stock shares		777,585
*	Notes receivable from participants	Loans, interest rates ranging from 4.25% to
		9.5%, various maturities through 2015		469,324

				$13,933,215

*	Party-in-interest to the Plan

**	This represents contract value for the Fidelity Managed Income Portfolio. At Fair Value this investment is $2,135,180.

***	Cost data have been omitted for the assets listed in the above table as the assets were all participant directed.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Brown-Forman Winery Operations Savings Plan has duly caused this report to be signed by the undersigned thereunto duly authorized.

BROWN-FORMAN WINERY OPERATIONS SAVINGS PLAN

BY:

/s/ Lisa Steiner
Lisa Steiner
Member, Employee Benefits Committee
(Plan Administrator)
Senior Vice President, Chief Human Resources Officer
Brown-Forman Corporation
June 29, 2011